Filed pursuant to 424(b)(3)

Registration Statement No. 333-281551

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus dated August 28, 2024)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Issuance of up to 628,232 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus contained in our Registration Statement on Form F-1, dated August 28, 2024 (the “Prospectus”), relating to the resale, from time to time of up to 628,232 ordinary shares of the Company, $0.165 par value per share (“Ordinary Shares”), by the selling stockholder named elsewhere in the prospectus (“Selling Stockholder”). The Ordinary Shares included in this prospectus consist of (i) up to 419,708 Ordinary Shares that the Selling Stockholder may receive pursuant to the conversion of principal under a convertible promissory note in the principal amount of $1,150,000 held by such Selling Stockholder, and (ii) 208,524 Ordinary Shares underlying warrants held by the Selling Stockholder with an exercise price of $6.23 per share.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information set forth below and contained in our Report on Form 6-K, which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On October 21, 2024, the closing price of our Ordinary Shares was $2.50.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 18 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 22, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K of SMX (Security Matters) Public Limited Company (the “Company”) (1) includes a Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the six months ended June 30, 2024 and 2023 and (2) attaches as Exhibit 99.1 the unaudited interim condensed consolidated financial statements and related notes of the Company as of and for the six months ended June 30, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Current Report on Form 6-K or attached as exhibits hereto may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Current Report on Form 6-K may include, for example, statements about:

●	the Company’s need and ability to raise or access additional capital;

●	the ability to maintain the Company’s listing of its Ordinary Shares on Nasdaq;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	the Company’s ability to develop and launch new products and services;

●	the Company’s ability to successfully and efficiently integrate future expansion plans and opportunities;

●	the Company’s ability to grow its business in a cost-effective manner;

●	the Company’s product development timeline and estimated research and development costs;

●	the implementation, market acceptance and success of the Company’s business model;

●	developments and projections relating to the Company’s competitors and industry;

●	the Company’s approach and goals with respect to technology;

●	the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of adverse public health developments on the Company’s business;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Current Report on Form 6-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the outcome of any legal proceedings that may be instituted against the Company;

●	the ability to maintain the Company’s listing of its Ordinary Shares on Nasdaq;

●	our financial statements for the six months ended June 30, 2024, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	changes in applicable laws or regulations;

●	any lingering effects of the COVID-19 pandemic or other health crises on the Company’s business;

●	the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates;

●	the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize its products or services, or experience significant delays in doing so;

●	the risk that the Company may never achieve or sustain profitability;

●	the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that the Company experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;

●	the risk that the Company is unable to secure or protect its intellectual property;

●	the risk that the Company’s operations are disrupted by world events, including new and ongoing hostilities between Israel, where the Company has operations, and the Palestinians and other neighboring countries;

●	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks and uncertainties that may be described in this Current Report on Form 6-K or in other reports filed by the Company with the Securities and Exchange Commission from time to time, which are available on the SEC website at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. This discussion and analysis should be read together with our unaudited interim condensed consolidated financial statements and related notes as of June 30, 2024 included elsewhere in or attached as an exhibit to this Report on Form 6-K, and the audited consolidated financial statements and related notes as of December 31, 2023 of our company and our predecessor companies included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2024, as amended on May 3, 2024. This discussion and analysis should also be read together with the section of the Annual Report on Form 20-F entitled “Item 4. Information of the Company.” In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the Annual Report on Form 20-F.

Business

The Company integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

The Company provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform. This versatility across materials sets the SMX tech apart from competitors. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

The potential of the SMX technology application extends beyond merely tracing raw materials from origination to finished product for recycling and reuse. It serves as a cornerstone for broader innovative markets, including working towards the launch of the world’s first plastic cycle token. In response to the global plastic recycling rate of just 9% and an estimated market valued at over $40 billion, this initiative aims to establish a reliable, ethical digital credit platform, tapping into the vast potential of recyclable plastics credits in a new market. Collaborating with a range of partners and sponsors, each offering unique skills and expertise, SMX is working towards the creation of the Plastic Cycle Token, aiming to facilitate companies’ transition to sustainable practices. This token is poised to serve as a next-generation alternative to carbon credits, aligned with the European Union’s efforts to improve recycling rates. Leveraging its technology, which enables physical traceability of recycled materials, SMX seeks to incentivize genuine plastic recycling, promoting environmental circularity and supporting impactful ESG investments.

In January 2024, the Company announced that it entered into a $5 million contract with R&I Trading of New York (“R&I Trading”). The intention of the agreement with R&I Trading was to provide a service on supply chain management to a NATO member state. Subsequent to June 30, 2024, R&I Trading sent a termination notice to the Company and a demand for arbitration with respect to disputed payment amounts under the contract. The Company believes the termination of the contract is unlawful and has demanded that R&I Trading honor its obligations under the contract. The Company further believes R&I Trading’s claims are without merit and intends to defend any action, if and when commenced, vigorously. The dispute is in the early stages; however, management of the Company does not believe at this time that any outcome will have a material adverse effect on its financial condition or results of operations.

During this first half of 2024, the Company has continued progressing on its planned solutions to the challenges of the electrical, electronic and electromechanical industries relating to waste, reusability and supply chain protection. In today’s complex global environment, the Company believes that ensuring that critical components and electronic circuit boards don’t end up in the wrong hands is more important than ever. From sanctioned components slipping through hidden channels to sensitive technology being transferred without approval, the Company risks are real, and the consequences to the end-users of this equipment can be devastating. We believe our innovative solution addresses this growing problem by providing a comprehensive way to track and control restricted equipment. Utilizing sub-molecular markings combined with microscale GPS trackers, SMX would attach an unremovable digital twin to any component or printed circuit board.

History

SMX Security Matters Ltd. (Israel Corporate Number 515125771) (“SMX Israel”) was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of the initial technology of tracking and tracing materials by observing and identifying markers (the “Source IP”). SMX Israel’s Source IP was initiated from the Soreq Nuclear Research Center, an Israeli government research and development institute for nuclear and photonic technologies under the Israeli Atomic Energy Commission (“Soreq”). In January 2015, SMX Israel entered into the Isorad License Agreement with Isorad Ltd. (an IP holding company of Soreq) to license the Source IP and develop and commercialize the technology (the “Isorad License Agreement”). Under the Isorad License Agreement, as amended, the Source IP can be utilized in almost any industry and with any product.

SMX Israel merged into Security Matters PTY Ltd., an Australian company with Australian Company Number (ACN) 626 192 998 (“Security Matters PTY”), to effect a listing on the Australian Securities Exchange under the symbol “ASX: SMX.” At that time, Security Matters PTY had three wholly-owned subsidiaries: Security Matters Ltd. (Israel), SMX Fashion and Luxury (France), and SMX Beverages Pty Ltd. (Australia). It also held 50% of Yahaloma Technologies Inc., a Canadian company and, 52.9% of trueGold Consortium Pty Ltd., an Australian company.

On March 7, 2023 (the “Closing Date”), the Company consummated its previously announced business combination with Lionheart III Corp (“Lionheart”) pursuant to which, among other things (the “Business Combination”):

●	Security Matters PTY proposed a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and Capital Reduction which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of the Company’s Ordinary Shares, with the Company being issued one share in Security Matters PTY (“Security Matters Shares”) (this resulted in Security Matters PTY becoming a wholly owned subsidiary of the Company);

●	Security Matters PTY proposed an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”), which resulted in the Security Matters PTY options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

●	Security Matters PTY shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters PTY and Lionheart, with Security Matters PTY being delisted from the Australian Stock Exchange;

●	A newly-formed, wholly-owned subsidiary of the Company merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company;

●	Existing Lionheart stockholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares; and

●	The Company’s Ordinary Shares were listed on NASDAQ under the ticker SMX and the Public Warrants were listed under the ticker SMXWW.

As a result of the Business Combination, the Company owns the entire share capital of Security Matters PTY. Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the Business Combination, and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

On July 15, 2024, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 under the symbol “SMX,” with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and the Board of Directors on June 11, 2024, this reverse split consolidated every 75 shares into one new Ordinary Share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, and reduced the number of outstanding shares from approximately 44.8 million to approximately 597 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company’s options, warrants, and convertible securities were adjusted proportionately.

Key Factors Affecting Operating Results

The Company believes that its performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the risk factors of the Company included from time to time in the Company’s filings with the Securities and Exchange Commission.

Commercial Agreements

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

Due to the fact that we aim our sales efforts at large multi-national market-leading conglomerates, our sale cycle is of several quarters and there is a risk associated with it that at any time, due to force majeure, or events like CoV 19, regional wars, global tension, global supply chain challenges and climate change, that are beyond our control, the sale cycle will be broken and all efforts will be lost.

The Company has received interest in its technology from several international market-makers conglomerates as well as parties interested in making such technology a market standard, which will greatly assist the creation of future income. Any delays in the successful completion of projects or the creation of a market standard, as well as the materialization of any of the risks described in the section entitled “Risk Factors” above may impact the ability to generate revenue.

Components of Operating Results

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in or attached as an exhibit to this Report and in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

Revenue

To date, we haven’t seen substantial revenue from our technology sales. This is partly because our focus has been on creating a seamless onboarding process for multinational clients, establishing a solid foundation to become an industry standard, and ensuring readiness for a full and rapid deployment as a global commercial service.

Operating Expenses

The Company’s current operating expenses consist of the following components: research and development expenses, general and administrative expenses and selling and marketing expenses. The Company is working to maintain discipline on expenses over time.

Research and Development Expenses, net

The Company’s research and development expenses consist primarily of wage and salary related expenses, travel expenses subcontractors and consultants, depreciation and amortization of equipment, research expenses and share-based compensation expenses. The Company expects that its research and development expenses will increase as the Company continues to develop its products and recruit additional research and development employees.

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers. Those funds are reimbursements for expenses and therefore are offset against the related R&D expenses in profit or loss.

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, insurance cost, transaction costs, facility-related costs and other general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of wages and salary related expenses, digital advertising and marketing expenses.

Finance Income and Expenses

Finance expenses, net consist primarily of revaluation of financial liabilities and warrants at fair value, interest on borrowings, inducement expenses, exchange rate difference, fees and commissions to banks.

Foreign currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. Security Matters (SMX) PLC functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of trueSilver is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty’s functional currency is Australian Dollars. The functional currency of SMX Israel is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of trueGold is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities - at the rate of exchange applicable at the reporting date;

●	Expense items - at annual average rate at the statements of financial position date.

●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.

●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.

●	Exchange gains and losses from the aforementioned conversion are recorded in exchange losses arising on translation of foreign operations in the consolidated statement of comprehensive loss.

Comparison of the Six Months Ended June 30, 2024, and 2023

The following table summarizes our historical results of operations for the periods indicated:

	Six Months Ended June 30
U.S. dollars in thousands (except of per share data)	2024	2023

Research and development expenses	1,689	1,172
Selling and marketing expenses	2,719	228
General and administrative expenses	4,848	13,350
Listing cost	-	16,802

Operating Loss	(9,256)	(31,552)
Finance expenses	(3,232)	(2,496)
Finance income	1,602	1,143
Share of net (loss) of associate companies	-	(104)

Loss before income tax	(10,886)	(33,009)

Income tax	-	-

Loss after income tax for the period attributable to shareholders	(10,886)	(33,009)

Other comprehensive loss:
Items that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements from functional currency to presentation currency	(117)	(400)

Items that will or may be reclassified to profit or loss:
Exchange losses arising on translation of foreign operations	209	235
Total other comprehensive loss	92	(165)

Total comprehensive loss	(10,794)	(33,174)

Net loss attributable to:
Equity holders of the Company	(10,693)	-
Non- controlling interest	(193)	-

Basic and diluted loss per share attributable to shareholders*	(0.005)	(0.001)

* After giving effect to the reverse stock split on July 11, 2024. For more information, see “-History” above.

Operating loss for the six months ended June 30, 2024 was $9,256 thousand compared to $31,552 thousand for the six months ended June 30, 2023, a decrease of $22,296 thousand, or 71%. The major decrease is due to the costs that are related to the Business Combination, with Listing costs having amounted to $16,802 thousand and transaction expenses which amounted to $7,792 thousand.

Research and Development Expenses

The Company’s research and development expenses for the six months ending June 30, 2024, amounted to $1,689 thousand, representing an increase of $517 thousand, or 44%, compared to $1,172 thousand for the six months ended June 30, 2023. The major changes in research and development expenses were an increase of $615 thousand in subcontractors and consultants due to an increase in the Company’s professional team for its NATO government member state project, an increase of $607 thousand in salaries and related expenses due to an increase in headcount in Singapore as preparation for the planned relocation of the Company’s Israeli innovation center to Singapore in the near future, and an increase in reimbursement from paid pilots and proof of concept projects of $690 thousand.

General and Administrative Expenses

The Company’s general and administrative expenses amounted to $4,848 thousand for the six months ended June 30, 2024, a decrease of $8,502 thousand, or 64%, compared to $13,350 for the six months ended June 30, 2023. The decrease was primarily attributable to $7,792 thousand in transaction expenses relating to the Business Combination, a decrease of $1,274 thousand relating to the Company’s NASDAQ listing, a decrease of $749 thousand in share-based compensation, offset by an increase of $830 thousand in professional and investor relation services.

Selling and Marketing Expenses

The Company’s selling and marketing expenses totaled $2,719 thousand for the six months ended June 30, 2024, an increase of $2,491 thousand, or 1,093%, compared to $228 thousand for the six months ended June 30, 2023, and was primarily due to an increase of $1,726 thousand in marketing by a third party marketing group for the Company and an increase of $629 thousand in digital branding consulting services.

Finance Income and Expenses

The Company’s finance income for the six months ended June 30, 2024, totaled $1,602 thousand, an increase of $459 thousand, or 40%, compared to $1,143 thousand for the six months ended June 30, 2023. The increase is primarily due to revaluation of cashless warrants amounting to $1,108, that offset against a decrease on revaluation of the public warrants amounted to $755 thousand.

The finance expense for the six months ended June 30, 2024, totaled $3,232 thousand, an increase of $736 thousand, or 29%, compared to $2,496 thousand for the six months ended June 30, 2023. The increase relates to $1,333 thousand of interest on an outstanding promissory note, $155 thousand upon the issuance of shares to EFHutton pursuant to their agreement as an underwriter, $251 thousand of interest to YA II PN Ltd , $359 thousand on exchange rate and bank expenses, and a decrease on revaluations of financial liability amounted to $1,242 thousand.

Share of Net Profit/Loss of Associated Companies

As of June 30, 2024, the carrying amount of the investment in associated companies is $115 thousand.

There was no share of net loss of associated companies for the six months ended June 30, 2024.

Income Tax

As of June 30, 2024, the Company estimated carry forward tax losses was $55,981 thousand (June 30, 2023: $56,106 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

Net Loss attributable to shareholders

As a result of the forgoing, our net loss for the six months ended June 30, 2024, was $10,886 thousand, compared to $33,009 thousand for the six months ended June 30, 2023, an decrease of $22,123 thousand, or 67%.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2024 and thereafter, the Company has funded its operations principally through the issuance of Ordinary Shares, warrants, convertible notes, loans from investors and related parties and reimbursement from prospected customers for paid pilots and proof-of-concept projects. As of June 30, 2024, the Company had non cash and cash equivalents balance and $21 thousand overdraft in current liabilities. In addition, during July 2024, the Company raised gross proceeds of approximately $747 thousand from the sale of a promissory note and warrants, in August 2024 the Company raised gross proceeds of approximately $194 thousand from the sale of a promissory note, and in September 2024, the Company raised gross proceeds of $5,350 thousand from the issuance of its ordinary shares, pre funded warrants and common warrants.

The table below presents our cash flows for the periods indicated:

	For the Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Net cash used in operating activities	(4,536)	(7,675)
Net cash used in investing activities	(166)	(393)
Net cash provided by financing activities	4,636	9,703
Net increase (decrease) in cash and cash equivalents	(66)	1,635

Operating Activities

Net cash used in operating activities was $4,536 thousand during the six months ended June 30, 2024, compared to net cash used in operating activities of $7,675 thousand during the six months ended June 30, 2023. The decrease is mainly attributed to the decrease in net loss for the period of $22,316 thousand, decrease in Business Combination transaction listing costs of $16,802 thousand, decrease in financial expenses due to bridge loans principal amounts of $1,474 thousand and decrease in Share-based compensation cost of $469 thousand.

Investing Activities

Net cash used in investing activities was $166 thousand during the six months ended June 30, 2024 due to purchasing property, plant and equipment. Net cash used in investing activities was $393 thousand during the six months ended June 30, 2023, consisted of cost of capitalized development expenses in the amount of $383 thousand and $10 thousand used for purchasing property, plant and equipment.

Financing Activities

Net cash provided by financing activities was $4,636 thousand during the six months ended June 30, 2024, consisted mainly of $2,698 thousand in proceeds from the issuance of shares and warrants and $2,025 thousand for derivative financial liability.

Net cash provided by financing activities was $9,703 thousand during the six months ended June 30, 2023, consisted mainly of $3,220 thousand in advance payment for equity, $2,923 thousand for net proceeds from issuance of shares in the Business Combination, an aggregate of $2,811 thousand net proceeds from the issuance of bundled securities, $550 thousand in proceeds from bridge loans and $250 thousand in proceeds from the issuance of a convertible note.

Current Outlook

The Company has incurred and continues to incur losses and continues to generate negative cash flows from operations since inception in 2015. Since the Company’s inception, it has not generated significant revenue from the sale of technology.

As of June 30, 2024 and December 31, 2023, the Company had nil and $168 thousand, respectively, in cash and cash equivalents. Since June 30, 2024, the Company has raised an additional approximately $6,292 thousand in funding from various investors. The Company has also since then restructured $1,300 thousand of its debt by issuing a $800 thousand Convertible Promissory Note (which may be converted in the Company’s discretion) and a $500 thousand Promissory Note. In addition, the Company has outstanding approximately $15,000 thousand in existing payables and other liabilities related to expenses of the Business Combination. The Company expects to fund the payment of such amounts out of the $30,000 thousand equity line of credit (the “SPA”), ongoing activities of the Company and likely other capital raises in 2024 and 2025. The Company also works to convert its existing indebtedness into equity as part of its ongoing efforts to satisfy its existing liabilities while conserving cash. Further, the Company’s operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds sooner than planned.

We are generating negative cash flow and requiring constant and immediate cash injections to continue to operate. We face significant uncertainty regarding the adequacy of our liquidity and capital resources and our ability to repay our obligations as they become due in cash. We are currently negotiating with certain of our debt holders and others we owe money to, to extend the term of their notes or other payment obligations and/or to convert some or all of such liabilities into our ordinary shares. However, there can be no assurance that our discussions will be successful. We expect to be able to obtain additional sources of debt and equity financing. However, such opportunities remain uncertain and are predicated upon events and circumstances which are outside the Company’s control.

The Company’s future capital requirements will depend on several factors, including:

●	Commercial scaling and initial deployment of the technology, along with the progress and costs of our research and development activities;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

When and until the Company starts to generate significant recurring revenues and profit, the Company expects to satisfy its future cash needs through capital raising and shareholders’ financial support. The Company cannot be certain that additional funding will be available when needed, on acceptable terms, if at all. The Company’s outstanding warrants are generally either out of money or have nominal exercise prices; accordingly, the Company does not expect to raise any material additional funds from the exercise of outstanding warrants in at least the short-term. If funds are not available, the Company may be required to delay or reduce the scope of research or development plans.

We can give no assurances that we will be able to secure additional sources of funds to support our operations and/or repay our indebtedness and other liabilities on acceptable terms, or at all, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. If we raise additional funds by issuing equity or convertible debt securities, including pursuant to the SPA, it could result in dilution to our existing stockholders or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we incur additional indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but may not be on terms that are favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to reduce the scope of the commercialization of our planned products or delay, scale back or discontinue the development of one or more of our product candidates.

We may also need to take certain other actions to allow us to maintain our projected cash and projected financial position, including but not limited to additional reductions in general and administrative costs, sales and marketing costs, and other discretionary costs. Although we believe such plans, if executed and coupled with the above-described sources of liquidity, should provide us with financing to meet our needs, successful completion of such plans is dependent on factors outside of our control.

We anticipate that we will continue to incur net losses into the foreseeable future as we continue our development of our product candidates and expand our corporate infrastructure.

Going Concern

As of June 30, 2024, we had incurred accumulated losses of $61.6 million and plan to continue to fund our operations through the sale of convertible securities, Ordinary Shares and warrants. There is no assurance that such financing would be available on acceptable terms or consummated. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Contractual Obligations

Private Placement Transaction

On September 11, 2024, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement and a Registration Rights Agreement with certain institutional investors (the “Purchasers”) for aggregate gross proceeds of $5,350 thousand, before deducting fees to the placement agents and other expenses payable by the Company in connection with the Private Placement. The Company intends to use the net proceeds from the Private Placement for general corporate purposes and for working capital purposes. Aegis Capital Corp. (“Aegis”), acted as the lead placement agent and ClearThink Securities acted as a co-placement agent for the Private Placement.

The offering consisted of the sale of 5,350,000 Common Units (or Pre-Funded Units), each consisting of one Ordinary Share or Pre-Funded Warrant and two Series A Common Warrants, each to purchase one Ordinary Share per warrant at an exercise price of $1.00, subject to adjustment, and one Series B Common Warrants to purchase such number of Ordinary Shares as determined in the Series B Warrant. The public offering price per Common Unit was $1.00 (or $0.9999 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.0001 per Pre-Funded Warrant). The Pre-Funded Warrants will be immediately exercisable subject to registration and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. The initial exercise price of each Series A Common Warrant is $1.00 per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire 66 months after the initial issuance date. The number of securities issuable under the Series A Common Warrant is subject to adjustment. The initial exercise price of each Series B Common Warrant is $0.00001 per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to file on behalf the Purchasers.

Of the gross proceeds, 20%, or $1,072 thousand, will be held in escrow and payable to the Purchasers under certain circumstances during the term of the Series A Common Warrants and Series B Warrants, as set forth therein.

The Company also entered into a Placement Agent Agreement with Aegis as lead placement agent, dated September 11, 2024, pursuant to which Aegis agreed to serve as the placement agent for the Company in connection with the Private Placement. The Company agreed to pay Aegis a cash placement fee equal to 10.0% of the gross cash proceeds received in the Private Placement and to pay ClearThink Securities a cash placement fee equal to 2.0% of the gross cash proceeds received in the Private Placement.

As a condition to closing, the executive officers, directors and 10% holders of Ordinary Shares of the Company executed 90-day lock-up agreements.

Promissory Note Financing

The Company entered into transactions pursuant to a Securities Purchase Agreement dated August 30, 2024 and issued and sold to an institutional investor a promissory note, for gross proceeds to the Company of $194.5 thousand, before deducting fees and other offering expenses payable by the Company.

The Company intends to use the net proceeds from the sale of the promissory note for general working capital purposes.

The promissory note is in the principal amount of $223.6 thousand, which includes an original issue discount of $29 thousand. A one-time interest charge of 10%, or $22 thousand was applied to the principal. The maturity date of the promissory note is June 30, 2025.

The accrued, unpaid interest and outstanding principle, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123 thousand; (2) on March 30, 2025, $30 thousand; (3) on April 30, 2025, $30 thousand; (4) on May 30, 2025, $30 thousand and (5) on June 30, 2025, $30 thousand.

Through February 26, 2025, the Company may prepay the promissory note in full at a 2% discount.

The promissory note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the promissory note shall become immediately due and payable, (ii) the principal and interest balance of the Note shall be increased by 150% and (ii) the promissory note may be converted into Ordinary Shares of the Company at the sole discretion of the Investor. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the promissory note so the investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. The investor shall be entitled to deduct $1.5 thousand from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the investor.

The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties.

The Company paid to ClearThink Securities as placement agent, approximately $9 thousand in cash fees in relation to the transactions contemplated by the Purchase Agreement.

PMB Partners

On July 10, 2024, the Company entered into a Letter of Intent with PMB Partners, LP (PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Although the Letter of Intent was binding, the Letter of Intent provided that the Company and PMB negotiate in good faith the drafting and execution of a $800 thousand Convertible Note, a $500 thousand non-convertible promissory note (the “Senior Promissory Note”) and other ancillary documents, contracts, or agreements to give effect to the terms of the Letter of Intent not otherwise satisfied at or as of the Effective Date (the “Definitive Agreements”). The Definitive Agreements, consisting of a Subscription Agreement, a Notes Exchange Agreement, a Share Exchange Agreement, the Convertible Note and the Senior Promissory Note, with terms consistent with the Letter of Intent were all dated as of September 4, 2024 and executed and delivered on or about September 9, 2024.

Alpha SPA

On April 19, 2024, the Company entered into the SPA with Generating Alpha, committing Alpha to purchase up to $30 million of the Company’s ordinary shares, subject to the SPA’s terms. The Company may direct Alpha to purchase shares at its discretion after a three-month period, with a minimum purchase of $20 thousand and a maximum of $833 thousand in any 30-day period, subject to certain pricing conditions based on market price.

Securities Purchase Agreement

The Company consummated the transactions pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) dated as of July 19, 2024 and issued and sold to an institutional investor (the “Investor”) a promissory note (the “Note”) and warrants (the “Warrant”), for gross proceeds to SMX of $747.5 thousand, before deducting fees and other offering expenses payable by the Company. Funding of the proceeds occurred on or about July 26, 2024.

The Company used the net proceeds from the sale of the Note for working capital and general corporate purposes.

The Note is in the principal amount of $1,150 thousand (the “Principal Amount”) and carries an original issue discount of 35%. The maturity date of the Note is the 12-month anniversary of the issuance date, and is the date upon which the Principal Amount, as well as any other fees, shall be due and payable.

The Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid Principal Amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a conversion price equal to the lesser of $6.10 or 80% of the lowest volume weighted average price of the Company’s ordinary shares during the twenty trading days prior to the conversion, subject to customary adjustments as provided in the Note including for fundamental transactions. Any such conversion is subject to customary conversion limitations set forth in the Note so the Investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the Note into Ordinary Shares subject to the terms and limitations described in the Note; provided that in no case shall the Company so convert the Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the Investor of Ordinary Shares in excess of 4.99%. In the event of the Company’s failure to timely deliver Ordinary Shares upon conversion of the Note, the Company would be obligated to pay a “Conversion Default Payment” of $2 thousand per day, pursuant to the terms of the Note.

Subject to exceptions described in the Purchase Agreement, the Company may not sell any equity or debt securities for a period of 25 business days from the date of the Purchase Agreement without the Investor’s consent.

The Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note, which entitle the Investor, among other things, to accelerate the due date of the unpaid principal amount of the Note. Any principal amount on the Note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment, as well as all costs of collection.

The Purchase Agreement and the Note contain restrictions on the Company’s ability to enter into any transaction with a Variable Security (as defined in the Note) component, as well as other restrictions on and covenants by the Company, all as described in, and subject to exceptions described in, the Note and the Purchase Agreement.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the Investor. It further grants to the Investor certain rights of participation and first refusal, and certain most-favored nation rights, all as set forth in, and subject to exceptions described in, the Purchase Agreement and the Note.

The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties.

The Warrant, for 208,524 Ordinary Shares, has an exercise price of $6.23 per share, subject to customary adjustments and certain price-based anti-dilution protections, and may be exercised at any time until the five and one-half year anniversary of the Warrant. The Warrant also may be exercised pursuant to a cashless or net exercise provision. The exercise of the Warrant is subject to a beneficial ownership limitation of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. In the event of the Company’s failure to timely deliver shares of Common Stock upon exercise of the Warrant, the Company would be obligated to pay a “Buy-In” amount pursuant to the terms of the Warrant.

The Company further entered into a Registration Rights Agreement with the Investor, pursuant to which the Company agreed to register for resale all of the Ordinary Shares underlying the Note and the Warrant.

See also the descriptions in “Note 3-Convertible Notes” and “Note 4-Material Events During The Period”, to the Company’s unaudited financial statements for the six months ended June 30, 2024, included as an exhibit to this Form 6-K.

Leases

SMX Israel is a party to a lease agreement dated January 14, 2020, and amended as of December 24, 2020 (the “Lease”). Under the Lease, it is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund. Pursuant to the amendment to the loan agreements, Kamea agreed to convert $657 thousand of indebtedness under the loan agreements into 6,497 ordinary shares (post share reverse splits) of the Company, as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the shares are not at least equal to the indebtedness amount, the Company will remain liable to Kamea for the balance of the indebtedness amount. In accordance with management estimation as of June 30, 2024 the fair value of this indebtedness is immaterial.

Security Matters PTY and the Company borrowed an aggregate of $3,860 thousand from private investors between September 2022 and February 2023, which loans are due no earlier than May 31, 2024. All of such loans have an interest rate of 10% per annum. Each such lender (except for one lender which lent an amount of $1,000 thousand which is not entitled to the redeemable warrants), further received 20% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $18,975 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $18,975 per share and a first priority security interest in the shares of Security Matters PTY’s interest in trueGold Consortium Pty Ltd. In March 2023, the Company signed an addendum to the Bridge Loans agreements which converted $1,350 thousand into common shares and deferred the remaining cash payments to March 31, 2024.

In January 2023, the Company borrowed $250 thousand from a private investor, which loan is due December 31, 2024. Such loan has an interest rate of 15% per annum, and is convertible at a conversion price of $750 per share, and the holder further received 5% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $862.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $862.50 per share.

On September 6, 2023, the Company entered into the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023 and issued and sold to an institutional investor a promissory note with a fixed conversion price of $122.835 and warrants, for gross proceeds to SMX of approximately $2,500 thousand, before deducting fees and other offering expenses payable by the Company. The note is in the principal amount of $4,290 thousand. The actual amount loaned by the investor pursuant to the Note is $2,574 thousand after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into Ordinary Shares at a fixed conversion price of $122.835 per share. Any such conversion is subject to customary adjustments and limitations set forth in the note, including for fundamental transactions. Additionally, as part of the transaction, we issued two warrants to the Investor, an “A” Warrant and a “B” Warrant. The A Warrant for 52,387 Ordinary Shares has an exercise price of $0.165 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the A Warrant. The B Warrant for 34,925 Ordinary Shares has an exercise price of $122.835 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the B Warrant. In no case shall the Company convert the note or exercise the A Warrants or the B Warrants if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99% of the Company’s issued and outstanding Ordinary Shares. Please see Notes 3.1 and 3.3 to the Company’s unaudited financial statements for the six months ended June 30, 2024, included as an exhibit to this Form 6-K, for further information regarding the conversion of such promissory note and exercise of such warrants.

See also “-Contractual Obligations” above, and the description of the Company’s borrowings in Note 3 to the Company’s unaudited financial statements for the six months ended June 30, 2024, included as an exhibit to this Form 6-K.

Government Grants

As of June 30, 2024 and December 31, 2023, the Company has a contingent liability of $148 thousand and $153 thousand, respectively, for government grant it received for the use of research and development activities from Israel Innovation Authority (IIA). The Company is subject to paying 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant.

Isorad License Agreement

In January 2015, the Company entered into the Isorad License Agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

In January 2023, the Company signed an amendment to the Isorad License Agreement that provided for the following: (1) for the BCA with Lionheart, (a) Isorad was issued 864,000 options to purchase shares of the Company, which options were issued in January 2023 and valued using the Black-Scholes pricing model, with the main parameters used being: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%; and (b) Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof); and (2) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter. In the six months ended June 30, 2024 and in the twelve months ended December 31, 2023, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $7 thousand and $123 thousand, respectively, against a liability that reflects the due amount.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of U.S. dollar/ILS Israeli Shekels exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated in ILS, AUD, EURO and SGD, and therefore are currently subject to foreign currency risk. We have been affected by changes in some of such rates compared to the U.S. dollar, We have been affected by changes in the rate of ILS currency compared to the U.S. dollar, as the ILS decreased against the U.S. dollar by approximately 4% and 6% in the six months ended June 30, 2024 and June 30, 2023, respectively. In addition, the EURO decreased against the U.S. dollar by approximately 3% and increased against the U.S. dollar by 2% in the six months ended June 30, 2024 and June 30, 2023, respectively. Furthermore, the AUD decreased against the U.S. dollar by approximately 2% and 3% in the six months ended June 30, 2024 and June 30, 2023, respectively. Lastly the SGD decreased against the U.S. dollar by approximately 3% and 1% in the six months ended June 30, 2024 and June 30, 2023, respectively

The Company’s policy is not to enter into any currency hedging transactions, and we cannot assure you that we will not be adversely affected by currency fluctuations in the future.

Credit Risk

Credit risk is a risk of financial loss if a counterparty or customer fails to meet its contractual obligations. We closely monitor the activities of our counterparties and control the access to its intellectual property which enables it to ensure a prompt collection. Our main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Company holds cash with major and sound financial institutions in Israel and Australia.

Liquidity Risk

Liquidity risk is the risk that we will encounter in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. The Company has procedures to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. For more details, please refer to the section titled, “Liquidity and Capital Resources”.

Critical Accounting Policies and Estimates

Exhibit No.	Description

99.1	Interim Condensed Consolidated Financial Statements as of June 30, 2024

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 22, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer

Exhibit 99.1

SMX (SECURITY MATTERS)

PUBLIC LIMITED COMPANY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

TABLE OF CONTENTS

Page

Interim condensed consolidated statements of financial position	1
Interim condensed consolidated statements of comprehensive loss	2
Interim condensed consolidated statements of changes in shareholders’ equity (deficit)	3-4
Interim condensed consolidated statements of cash flows	5-6
Notes to the unaudited interim condensed consolidated financial statements	7-18

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2024	As of December 31, 2023
	Note	US$ in thousands
Current assets
Cash and cash equivalents		-	168
Other current receivables		373	634
Total current assets		373	802
Non-current assets
Intangible assets, net		16,450	16,486
Goodwill		32,957	32,957
Property, plant and equipment, net		316	411
Right of use assets		348	389
Investment in associated companies		115	115
Total non-current assets		50,186	50,358

Total assets		50,559	51,160
Current liabilities
Bank overdraft		21	-
Trade payables		11,654	10,515
Other payables		3,440	2,483
Convertible notes	3	1,883	1,390
Warrants - derivative financial liability		749	1,143
Pre-paid advance	4.1	-	700
Bridge loans liabilities	4.4	2,023	1,750
Lease liabilities		42	41
Total current liabilities		19,812	18,022
Non-current liabilities
Lease liabilities		388	411
Bridge loans liabilities	4.4	-	483
Total non-current liabilities		388	894

Total liabilities		20,200	18,916
Equity
Issued capital and additional paid in capital	5	71,810	62,901
Foreign currency translation reserve		(419)	(491)
Accumulated losses		(61,627)	(50,934)
Total equity attributable to owners of the parent		9,764	11,476
Non- controlling interest		20,595	20,768
Total equity		30,359	32,244
		50,559	51,160

/s/ Amir Bader	/s/ Haggai Alon	/s/ Ophir Sternberg	October 21, 2024
Amir Bader Interim Chief Financial Officer	Haggai Alon Chief Executive Officer	Ophir Sternberg Board of Directors Chair	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Six-Month Period Ended
		June 30, 2024	June 30, 2023
	Note	US$ in thousands except share and per share data
General and administrative expenses	6	4,848	13,350
Selling and marketing expenses		2,719	228
Research and development expenses, net		1,689	1,172
Listing expenses		-	16,802
Operating loss		(9,256)	(31,552)
Finance income		1,602	1,143
Finance expenses		3,232	2,496
Share of net loss of associated companies		-	104
Loss before income tax		(10,886)	(33,009)
Income tax		-	-
Loss after income tax for the period attributable to shareholders		(10,886)	(33,009)

Other comprehensive loss:
Items that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements from functional currency to presentation currency		(117)	(400)

Items that will or may be reclassified to profit or loss:
Exchange losses arising on translation of foreign operations		209	235
Total other comprehensive loss		92	(165)

Total comprehensive loss		(10,794)	(33,174)

Net loss attributable to:
Equity holders of the Company		(10,693)	-
Non- controlling interest		(193)	-

Loss per share attribute to the shareholders
Basic and diluted loss per share attribute to shareholders (in dollar)	7	*(0.005)	*(0.001)

*	After giving effect to the reverse stock split on July 11, 2024 (see also Note 1.E)

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (US$ in thousands)

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
Balance as of January 1, 2024	62,901	(491)	(50,934)	11,476	20,768	32,244
Comprehensive loss
Loss after income tax for the period	-	-	(10,693)	(10,693)	(193)	(10,886)
Other comprehensive loss for the period	-	72	-	72	20	92
Total comprehensive loss for the period	-	72	(10,693)	(10,621)	(173)	(10,794)

Conversion of financial liabilities into ordinary shares.	655	-	-	655	-	655
Exercise of warrants into ordinary shares	504	-	-	504	-	504
Conversion of warrants- derivative financial liabilities into ordinary shares	314	-	-	314	-	314
Conversion of convertible promissory note into ordinary shares	2,346	-	-	2,346	-	2,346
Issuance of investment units	2,699	-	-	2,699	-	2,699
Issuance of ordinary shares and warrants	698	-	-	698	-	698
Share based compensation	1,693	-	-	1,693	-	1,693
Balance as of June 30, 2024	71,810	(419)	(61,627)	9,764	20,595	30,359

The accompanying notes are an integral part of the consolidated financial statements.

(*) Represents an amount lower than US$ 1 thousand, see Note 2D.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (US$ in thousands)

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity
Balance as of January 1, 2023	32,713	(537)	(30,020)	2,156
Comprehensive loss
Loss after income tax for the period	-	-	(33,009)	(33,009)
Other comprehensive loss for the period	-	(165)	-	(165)
Total comprehensive loss for the period	-	(165)	(33,009)	(33,174)

Issuance of shares, net	170	-	-	170
Recapitalization due to issuance of shares following the SPAC transaction, net	11,460	-	-	11,460
Share-based compensation	2,092	-	-	2,092
Conversion of convertible notes to shares	175	-	-	175
Conversion of bridge loans to shares	2,983	-	-	2,983
Exercise of options	10	-	-	10
Conversion of warrants A to ordinary shares, net (See note 5.2)	290			290
Issuance of Security Bundle, net (See note 5.2)	1,837	-	-	1,837
Balance as of June 30, 2023	51,730	(702)	(63,029)	(12,001)

The accompanying notes are an integral part of the consolidated financial statements.

(*) Represents an amount lower than US$ 1 thousand, see Note 2D.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ in thousands)

	For the Six Months Ended
	June 30, 2024	June 30, 2023
	US$ in thousands
Cash flows from operating activities:
Net Loss	(10,693)	(33,009)
Share-based compensation	1,623	2,092
Depreciation and amortization	111	114
Increase in other receivables	246	2,575
Increase in trade payables	1,155	2,545
Increase in other payables	1,238	70
Decrease in other liabilities	-	13
Revaluation of financial liabilities at fair value	(949)	(41)
Financial expenses due to bridge loans principal amounts	(53)	1421
Interest on leases	32	7
Interest expenses / (income) and revaluation of convertible notes	1,871	(382)
Provision of borrowing to related parties	-	14
Issuance of ordinary shares due to commitment fee- see note 4(3)	460	-
Issuance of ordinary shares due to underwriter’s fee- see note 5B(4)	238	-
Share of net loss of associated companies	-	104
Issuance cost due to inducement Alpha warrants B’s exercise price	185	-
SPAC transaction - listing costs	-	16,802
Net cash flow used in operating activities	(4,536)	(7,675)

Cash flows from investing activities:
Purchase of property, plant and equipment	(166)	(10)
Capitalized development cost	-	(383)
Net cash flow used in investing activities	(166)	(393)

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ in thousands)

	For the Six Months Ended
	June 30, 2024	June 30, 2024
	US$ in thousands
Cash flows from financing activities:
Payment of lease liabilities	(40)	(21)
Proceeds from issuance of convertible notes and security	350	250
Proceeds from bridge loans	-	550
Repayment of bridge loans	(30)	(30)
Proceeds from the issuance of Alpha new Note, warrants and derivative financial liability	2,025	2,811
Proceeds from (repayment of) Pre-Paid Advance	(423)	3,220
Proceeds from the issuance of shares and warrants	2,698	-
Exercise of warrants into ordinary shares	35	-
Overdraft	21	-
Issuance of shares in the SPAC transaction, net	-	2,923
Net cash flow from financing activities	4,636	9,703

Increase (decrease) in cash and cash equivalents	(66)	1,635
Cash and cash equivalents at beginning of period	168	1,398
Exchange rate differences on cash and cash equivalent	(102)	(13)
Cash and cash equivalents at end of period	-	3,020

	For the Six Months Ended
	June 30, 2024	June 30, 2023
	US$ in thousands
Appendix A – Non-Cash transactions during the period:

Conversion of financial liability into ordinary shares	597	450
Conversion of warrants into ordinary shares	-	290
Conversion of bridge loans and derivative financial liability into ordinary shares and warrants	128	2,983
Exercise of warrants into ordinary shares	458	2,229
Conversion of convertible notes into ordinary shares	2,346	175
Issuance cost due to inducement Alpha warrants B’s exercise price	107	-

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or “ SMX” or the “Company” and together with its subsidiaries, the “Group”) was incorporated in July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Group provides one solution to solve both authentication and track challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer. Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

B.	The SPAC transaction:

On March 7, 2023 (the “Closing Date”) the Company completed its SPAC transaction (the “Business Combination”) with Lionheart III Corp (“Lionheart”), following that Lionheart and Security Matters PTY Ltd. (formerly named Security Matters Limited, which was incorporated in May 2018 under Australian law) became the Company’s wholly-owned subsidiaries and the Company listed its ordinary shares and public warrants on the NASDAQ stock market under the tickers SMX and SMXWW, respectively. On July 26, 2022, Security Matters PTY Ltd. and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (the “BCA”) and accompanying scheme implementation deed (“SID”). Under the BCA, the existing Lionheart stockholders received the Company’s shares and warrants in exchange for their existing Lionheart shares and warrants and all shares existed in Security Matters PTY Ltd. were cancelled in return for the Company’s shares and resulting in Security Matters PTY Ltd. becoming a wholly owned subsidiary of the Company. Security Matters PTY Ltd. shareholders received consideration of 1 ordinary share per 10.3624 Security Matters PTY Ltd. shares, having an implied value of $10.00 per ordinary share and the Company became the holder of all of the issued shares in Security Matters PTY Ltd. and Lionheart, with Security Matters PTY Ltd. being delisted from the Australian Stock Exchange. The Business Combination resulted in 97.58% redemption by Lionheart’s public shareholders which resulted in leaving $3,061 of funds remaining in the trust account.

C.	As of June 30, 2024, the Company had incurred accumulated losses of $61.6 million and continue to incurred operating losses and negative cash flows from operating activities during the six-month period then ended. The Company has not yet generated revenues. The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4.3, on April 19, 2024, the Company entered into a Stock Purchase Agreement (“SPA”) with Generating Alpha Ltd. (hereafter “Alpha”) for up to $30 million of its ordinary shares. This agreement follows a prior note and warrant transaction with Alpha entered on April 11, 2024 (see Note 3.1). The SPA allows the Company to sell shares to Alpha through “Puts” with a mandatory minimum of $20 per Put and a maximum of $833 in any 30-day period. The share price depends on market conditions and is discounted based on specific price thresholds. Alpha’s obligation to purchase shares is subject to customary conditions, including owning no more than 4.99% of the Company’s shares at any given time. The SPA automatically terminates after 36 months or once Alpha has purchased $30 million in shares. The Company can terminate the agreement under certain conditions. Proceeds will primarily support working capital and general corporate purposes, with 50% of sales used to repay any outstanding debts owed to Alpha. The Company is continuing with additional capital raising and as described in note 9, post balance sheet date entered into additional funding agreements of $5.3 million along with securing $747 and $194 in addition to restructuring of debt, into $800 and $500 in convertible and non convertible notes respectively. The Company plans to continue to secure convertible notes in addition to additional funding. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the Company’s long-term business plan. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

D.	The Company operates primarily through the following wholly owned subsidiaries and one majority owned, all of which have been consolidated in these consolidated financial statements.

Controlled entity	Country of Incorporation	Percentage Owned June 30, 2024	Percentage Owned December 31, 2023
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%	100%

Lionheart III Corp	USA	100%	100%

SMX Circular Economy Platform PTE, Ltd.	Singapore	100%	100%

SMX (Security Matters) Ireland Limited	Ireland	100%	100%

SMX Fashion and Luxury	France	100%	100%

TrueSilver SMX Platform Ltd.	Canada	100%	100%

SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%	100%

Security Matters Canada Ltd.	Canada	100%	100%

SMX Beverages Pty Ltd.	Australia	100%	100%

True Gold Consortium Pty Ltd.	Australia	51.9%*	51.9%*

In addition, the Company’s has the following investments in associated companies:

Entity	Country of Incorporation	Percentage Owned June 30, 2024	Percentage Owned December 31, 2023
Yahaloma Technologies Inc.	Canada	50%	50% *

The proportion of ownership interest is equal to the proportion of voting power held.

*	Legally owned by Security Matters PTY Ltd. (formerly - Security Matters Limited). On July 2024 ownership in the subsidiary increased from 51.9% to 52.9% , see also note 9 (3).

E.	On July 15, 2024, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 under the symbol “SMX,” with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and Board of Directors on June 11, 2024. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reduced the number of outstanding shares from approximately 44.8 million to about 597 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these June 30, 2024 financial statements are presented post this reverse stock split.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

A. Basis of preparation

The Company’s accompanying interim condensed consolidated financial statements have been prepared in a condensed format in accordance with IAS 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as of December 31, 2023 of the Company (the “Annual Financial Statements”). There have been no changes in the Company’s significant accounting policies during the six-month period ended June 30, 2024, as compared to the Annual Financial Statements.

B. Functional currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company.

C. Application of accounting policies

The Group has applied the same accounting policies and methods of computation in its interim condensed consolidated financial statements as in the Annual Financial Statements .Several amendments to IFRS Standards apply for the first time in 2024, but do not have an impact on the interim condensed consolidated financial statements.

D. Reverse stock split

The presentation of loss per share amounts and all share, options and warrants amounts has been retrospectively adjusted to give effect to the reverse stock split which occurred after the balance sheet date on July 11, 2024. See also Note 1.E.and Note 5.A.

E. New standards, interpretations and amendments not yet effective

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1 to improve the usefulness of information presented and disclosed in financial statements. IFRS 18 introduces three sets of new requirements. The standard defines categories for income and expenses, such as operating, investing and financing, and requires entities to provide new defined subtotals, including operating profit. IFRS 18 also requires entities that define entity-specific measures that are related to the income statement to disclose explanations of those measures. In addition, it sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires entities to provide more transparency about operating expenses. These new requirements are to improve entities’ reporting of financial performance and give investors a better basis for analyzing and comparing entities. The standard carries forward many requirements from IAS 1 unchanged. The standard is effective for annual periods beginning on or after January 1, 2027, with early adoption applicable whereby the Group has decided not to adopt early. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

NOTE 3 – CONVERTIBLE NOTES

1.	On April 11, 2024, the Company entered into Securities Purchase Agreements for the issuance of promissory note and warrants to an institutional investor, Alpha, as follows:

A.	Unsecured note (the “Alpha April Note”) in the principal amount of $2,250. The Alpha April Note carries an original issue discount (OID) of 10%, bears 12% interest per year, and its maturity date is in 12 months from issue date. Alpha has the right to convert the outstanding principal and interest into Ordinary Shares at $18 per share, with certain adjustments. If the Company is no longer restricted from variable rate transactions, the investor may convert at a 15% discount based on the lowest weighted average price during the 15 trading days before conversion. Any such conversion is subject to customary conversion limitations set forth in the Alpha April Note so the investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the April Note into Ordinary Shares; provided that in no case shall the Company so convert the Alpha April Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of Ordinary Shares in excess of 4.99%. A daily fee of $2 is applied if the Company fails to deliver shares upon conversion. If an event of default occurs, the Alpha April Note’s outstanding principal and interest increase by 120%, or 500% in specific default situations, with default interest at the lesser of 24.5% or the maximum legal rate. The Alpha April Note also includes restrictions against variable security transactions.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 3 - convertible notes (CONT.):

B.	A 5.5 year warrant to purchase 157,673 Ordinary Shares at $11.775 per share, with anti-dilution protections. There is a 4.99% ownership limit on the exercise of this warrant, and the Company must pay a “Buy-In” amount if shares are not delivered timely. Alpha may elect to choose cashless exercise mechanism.

The Company also entered into a Registration Rights Agreement to register the Ordinary Shares underlying the Alpha April Note and warrants for resale.

C.	Inducement offer which amends the Company’s existing warrants B’s held by Alpha issued in September 2023 (see note 3.3) to a reduced exercise price of $0.165 per share. Alpha immediately exercised these warrants B’s in full.

The 5.5 year warrant was classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut off, the warrant will be measured in accordance with its fair value and all changes in fair value will be recognized through profit or loss.

The Alpha April Note is a financial liability which will be measured in accordance with the amortized cost method and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of June 30, 2024, the 5.5 year warrant fair value amounted to $749, the conversion option fair value amounted $343 and the Alpha April Note amounted to $730.

As of June 30, 2024 the fair value of the 5.5 year warrant was calculated using Black & Scholes model with expected volatility of 72.76% and the risk-free interest rate used is 4.33%. As of June 30, 2024 the fair value of the conversion option was calculated using Monte Carlo model with cost of equity capital of 22.2% and the yield of bond is 14.78%.

As of April 11, 2024, the 5.5 year warrant fair value amounted to $1,090, the conversion option fair value amounted $268 and the Alpha April Note amounted to $527.

As of April 11, 2024 the fair value of the 5.5 year warrant was calculated using Black & Scholes model with expected volatility of 73.43% and the risk-free interest rate used is 4.61%. As of April 11, 2024 the fair value of the conversion option was calculated using Monte Carlo model with cost of equity capital of 22.2% and the yield of bond is 16.99%.

2.	On February 24, 2024, the Company issued a convertible security with a face value of $407 in consideration of $350, bearing 0% interest and maturing in 6 months. The investor ranks senior but is subordinated to Clear Think Assets Management (or “CTAM”) the Company advisors in case of any new debt issuance, including subordinated debt or redeemable preferred stock, except for instruments already negotiated with CTAM. In such cases, the Company is obligated to direct at least 15% of the net proceeds from any new debt to repay the convertible security, unless the investor waives this requirement. The investor can convert all or part of the face value of the convertible security into ordinary shares at a conversion price of $18 per share, with no conversion limitations. Additionally, the Company issued the investor 1,333 warrants, exercisable for 60 months at an exercise price of $3.75 per share, without price-based anti-dilution adjustments. The convertible security is accounted in accordance with the amortized cost model and amounted to $388 as of June 30, 2024, see also note 9(6) and 9(10). The convert option and the warrants meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 3 - convertible notes (CONT.):

3.	On September 6, 2023, the Company consummated the transactions pursuant to a Securities Purchase Agreement dated September 5, 2023, and issued and sold to an institutional investor (Alpha) a convertible promissory note with a fixed conversion price of $122.835 52,387 warrants A’s and 34,925 warrants B’s, for gross proceeds of approximately $2,574, before deducting fees and other offering expenses payable by the Company to their service providers. The warrant A’s are exercisable into 52,387 ordinary shares at an exercise price of $0.165 per share subject to customary adjustments and may be exercised at any time until the five year anniversary. The warrant B’s are exercisable into 34,925 ordinary shares at an exercise price of $122.835 per share, subject to customary adjustments and may be exercised at any time until the five-year anniversary. The warrant A’s and the warrant B’s meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. The convertible promissory note is in the principal amount of $4,290. The actual amount loaned by the investor is $2,574 after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s ordinary shares, at a fixed conversion price of $122.835 per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement, so the investor beneficially owns less than 4.99% of the Company’s ordinary shares. Additionally, the Company has the right to convert in whole or in part the note into ordinary shares; provided that in no case shall the Company so convert the note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%

The note was recognized in accordance with the amortized cost method.

As of June 30, 2024, Alpha converted all of the principal amount of the convertible promissory note into an aggregate of 34,925 Ordinary Shares and exercised all warrant A’s and B’s into Ordinary Shares of the Company.

As of December 31, 2023, the note’s principal amounted to $1 million.

4.	On January 25, 2023, the Company received an amount of $250 in consideration for issuance of convertible notes (the “Convertible Notes”) and two types of warrants. The Convertible Notes principal amount is $250 and maturity date is the earlier between December 31, 2024, and the date of any change in control (excluding the Business Combination). The Convertible Notes have an interest rate of 15% per annum and shall be converted into ordinary shares: (1) at the note holder’s discretion, at a fixed conversion price of $10 per ordinary share, or (2) through issuance of the Company’s ordinary shares at a 20% discount.

As part of the Convertible Note agreements, the investor was granted two types of warrants:

(i) Bonus Warrants – 167 warrants (post 75:1 reverse stock split) to purchase ordinary shares of the Company at an exercise price of $862.50 per share. The Bonus Warrants term is five years commencing upon the Business Combination.

(ii) Redeemable Warrants – 167 warrants (post 75:1 reverse stock split) to purchase ordinary shares of the Company at a purchase price of $862.50 per share. The Redeemable Warrants term is five years commencing upon the Business Combination. The Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for $375 per warrant. The investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The Convertible Notes are recorded in accordance with their fair value. The Redeemable Warrants are accounted for as a derivative financial liability. Management utilized a third-party appraiser to assist them in valuing the Convertible Notes and Redeemable Warrants.

In order to calculate the fair value of the Convertible Notes as of June 30, 2024, the Company discounted the payment schedule by a discount rate of 26.96%.

The fair value of the Redeemable Warrants was calculated using Monte-Carlo simulation model with expected volatility of 63.16% and the risk-free interest rate used is 4.46%. As of June 30, 2024, the fair value of the Convertible Notes was $349 and the fair value of the Redeemable Warrants was $74.

In order to calculate the fair value of the Convertible Notes as of December 31,2023, the Company discounted the payment schedule by a discount rate of 32.2%. The fair value of the Redeemable Warrants was calculated using Monte-Carlo simulation model with expected volatility of 73.74% and the risk-free interest rate used is 3.91%. As of December 31, 2023, the fair value of the Convertible Notes was $304, and the fair value of the Redeemable Warrants was $73.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 4 - MATERIAL EVENTS DURING THE PERIOD

1.	In February 2024, the Company entered into a Letter Agreement with Yorkville dated February 1, 2024 (the “Letter Agreement”), which amends the SEPA. Pursuant to the Letter Agreement, the Company agreed to make payments to Yorkville, which include proceeds of Advances under the SEPA, to repay the amounts outstanding under the Pre-Paid Advance plus payment premium. The Company agreed to pay a fee to Yorkville equal to $200. The company paid in cash $423 to Yorkville and issued 35,659 Ordinary Shares. The Yorkville SEPA was terminated on April 19, 2024. Additionally, the Company agreed to issue a 5-year warrant to purchase 3,333 Ordinary Shares at an exercise price of $0.165 per share to Yorkville. These warrants meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. On June 21, 2024, the investor exercised the warrants into 3,333 ordinary shares at an exercise price of $0.165 per warrant.

2.	On February 20, 2024, the Company completed an underwritten public offering of 161,662 Ordinary Shares at $18 per share, generating gross proceeds of approximately $2.91 million. The offering included a provision for the issuance of pre-funded warrants, convertible on a 1-for-1 basis into Ordinary Shares at a price of $17.835 per share, to prevent any purchaser from exceeding 4.99% beneficial ownership. After deducting underwriting discounts, commissions, and offering expenses, net proceeds amounted to approximately $2.69 million. The proceeds were allocated towards sales and marketing, payment of certain outstanding liabilities, working capital, and digital branding consulting services. The Company paid the underwriter a cash fee of 2.5% of the gross proceeds, alongside $100 in expenses.

3.	On April 19, 2024, the Company entered into a Stock Purchase Agreement (“SPA”) with Alpha, committing Alpha to purchase up to $30 million of the Company’s ordinary shares, subject to the SPA’s terms. The Company may direct Alpha to purchase shares at its discretion after a three-month period, with a minimum purchase (“Put”) of $20 and a maximum of $833 in any 30-day period, subject to certain pricing conditions based on market price.

The Ordinary Shares will be purchased at a price equal to:

a)	95% of the lowest daily traded price of the Company’s ordinary shares during the five-trading day valuation period (provided that it shall not be less than a Company-specified minimum acceptable price) (“Market Price”), if the market price of the ordinary shares is over $1.00;

b)	90% of the Market Price, if the market price of the ordinary shares is between $0.80 and $1.00:

c)	85% of the Market Price, if the market price of the ordinary shares is between $0.60 and $0.80;

d)	80% of the Market Price, if the market price of the ordinary shares is between $0.40 and $0.60;

e)	75% of the Market Price, if the market price of the ordinary shares is between $0.20 and $0.40; and

f)	50% of the Market Price, if the market price of the ordinary shares is below $0.20.

The net proceeds from these sales will be used primarily for working capital and general corporate purposes, with 50% allocated to repay any existing debt to Alpha. The SPA and related agreements contain customary covenants, restrictions, and rights, including beneficial ownership limitations and anti-dilution protections. The SPA will automatically terminate on the earliest to occur of (i) the first day of the month next following the 36-month anniversary of the date of the SPA or (ii) the date on which Alpha shall have made payment of Puts pursuant to the SPA for ordinary shares equal to $30 million.

The Company has the right to terminate the SPA at no cost or penalty upon five trading days’ prior written notice to Alpha, provided that there are no outstanding Put notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. The Company and Alpha may also agree to terminate the SPA by mutual written consent. The Company issued a 1.5% commitment fee to Alpha, totaling 36,341 ordinary shares. As of these financial statements signing date, no withdrawal was performed from this credit line

4.	During the six-month period ended June 30, 2024, part of the Company’s bridge loans and redeemable warrants measured in accordance with fair value, were converted into ordinary shares of the Company. As of June 30, 2024, and December 31, 2023, the Bridge loans amounted to $1,836 and $1,739, respectively and the redeemable warrants amounted to $186 and $493, respectively.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 5 - SHAREHOLDERS’ EQUITY

A. Share capital:

	Number of shares
	June 30, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares USD 0.165 par value	484,848,485	610,496	484,848,485	135,812

Preferred shares USD 0.0001 par value	200,000,000,000	-	200,000,000,000	-

Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value per share of $0.165 (post 75:1 reverse stock split) and the Company does not have a limited amount of authorised capital.

Preferred shares

preferred shares with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

Deferred shares

Deferred Ordinary Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting. The Deferred Shares confer the right on a return of capital, on a winding-up or otherwise, only to the repayment of the nominal value paid up on the Deferred Shares after repayment of the nominal value of the Ordinary Shares.

B. Changes in share capital:

1)	In January 2024, pursuant to an inducement letter, the holders of reset warrants exercised 6,061 warrants at an exercise price of $0.165 per warrant, and as a result we issued an aggregate of 6,061 Ordinary Shares.

2)	On January 4, 2024, the Company issued 1,333 ordinary shares to a service provider in connection with certain investor relations services.

3)	Pursuant to Letter Agreement with YA II PN Ltd signed on February 2, 2024, the Company issued during the first quarter of 2024, 35,659 ordinary shares for an aggregate of $527 net proceeds and in addition in June 21, 2024 the investor exercised the 3,333 warrants into 3,333 ordinary shares at an exercise price of $0.165 per warrant (see also note 4(1)).

4)	On February 1, 2024, the Company issued 6,667 ordinary shares to EFHutton pursuant to their agreement as an underwriter.

5)	Following the underwritten public offering closed on February 20, 2024, During the third quarter of 2024, the Company issued 46,169 ordinary shares at a subscription price per share of $18 and 115,493 ordinary shares due to Pre-Funded Warrants exercise at a price per Pre-Funded Warrant of $17.835 (see also note 4(2)).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 5 - SHAREHOLDERS’ EQUITY (CONT.)

6)	Pursuant to a private placement binding term sheet dated February 28, 2024, the Company issued 1,333 warrants to the investor with an exercise price of $3.75 per share (see also note 3(2)).

7)	On February 29, 2024, the Company’s Board of Directors approved a grant of 20,000 RSUs to an officer, directors and service providers under the 2022 Incentive Equity Plan. As of the date of these Financial Statements 12,148 of the RSUs are vested.

8)	On March 4, 2024, the Company’s Board of Directors approved the issuance of 1,333 ordinary shares to a service provider in connection with certain investor relations services.

9)	During the six months period ending June 30, 2024, an institutional investor converted $2.3 million of convertible promissory note and accrued interest into an aggregate of 19,102 Ordinary Shares and exercised 52,387 Warrant A (see also note 3(3)).

10)	On April 11, 2024 pursuant to a Securities Purchase Agreement, the Company issued 157,673 warrants for a 5 years period with an exercise price of $11.775 per warrant. In addition, pursuant to a Warrant Amendment and Inducement Letter the Investor, exercise his outstanding “B” warrants to purchase 34,925 Ordinary Shares. The Existing Warrants were issued to the Investor as of September 6, 2023 and had a fixed exercise price of $122.835 per share. Pursuant to the Inducement Letter, the Investor agreed to exercise for cash the existing warrants in full at a reduced exercise price of $0.165 per share, or approximately $6. (see also note 3(1)). Furthermore, on June 21, 2024, the investor exercised 25,383 warrants at an exercise price of $11.775 into ordinary shares.

11)	During April 2024, the Company issued an aggregate of 9,200 Ordinary Shares to certain former debtholders of the Company as further consideration relating to the December 2023 conversion of their indebtedness and related obligations. Furthermore, the Company issued additional 11,881 Ordinary Shares in April 2024 and 3,086 Ordinary Shares in May 2024 to those same former debtholders, for the conversion and termination of an aggregate of 84,032 warrants held by them.

12)	On April 24, 2024, the Company issued an institutional investor 36,341 Ordinary Shares as a 1.5% commitment fee under the SPA signed on April 19, 2024 (see also note 4(3)).

13)	During the second quarter of 2024 the Company converted $569 debt to 42,573 ordinary shares.

14)	On June 27, 2024, the Company converted $119 debt to 11,699 ordinary shares and issued 900 warrants at an exercise price of $0.165 per warrant.

C. Incentive Equity Plan

In April 25, 2023, the Company’s board of directors and its shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan, which was subsequently amended the Company’s board of directors, subject to applicable Nasdaq requirements, which reserved for grant a number of ordinary shares equal to 15% of the number of issued and outstanding ordinary shares on a fully diluted basis immediately after the closing of the Business Combination, or 3,080 authorized ordinary shares. According to the Incentive Equity Plan the aggregate number of authorized shares has automatically increased on January 1, 2024, by 5% of the total number of shares outstanding on December 31,2023, to 9,871 authorized ordinary shares. In addition, the Company received stockholder approval at its 2023 annual general meeting of shareholders held on December 21, 2023, which increased the number of ordinary shares by 20,000 to a total of 29,871 ordinary shares. Furthermore, as a foreign private issuer, we are permitted to follow home country corporate governance practices and from time to time, have amended, and may in the future continue to amend, the 2022 Incentive Equity Plan to increase the number of shares authorized under the 2022 Incentive Equity Plan without shareholder approval (see note 9).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 5 – SHAREHOLDERS’ EQUITY (CONT.)

1.	During the six-month period ended June 30, 2024, the Company granted 20,000 RSUs to employees, directors and service providers. The fair value at grant date was $0.4 per RSU. The related share-based expenses that were recognized in the period amounted to $1,088.

RSUs granted to employees, directors and service providers:

	Six months period ended June 30, 2024 (in thousands)	Six months period ended June 30, 2023 (in thousands)
Outstanding at beginning of period	2	-
Granted	20	3
Vested	(13)	(1)

Outstanding at June 30, 2023	9	2

2.	The share-based payment expenses due to options granted to employees and service providers that were recognized in the six-month period ended June 30, 2024 amounted to $1.

NOTE 6 - GENERAL AND ADMINISTRATIVE EXPENSES

	Six Months Period Ended
	June 30, 2024	June 30, 2023
	US$ in thousands	US$ in thousands
Professional services	1,699	869
Share based compensation	1,056	1,805
Wages and salaries related	789	664
Transaction cost	460	7,792
Insurance	457	329
Nasdaq expenses	168	1,442
Travel expenses	126	379
Office and maintenance	68	37
Depreciation and amortization	15	15
Others	10	18
Total	4,848	13,350

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - LOSS PER SHARE

	Six months ended
	June 30, 2024	June 30, 2023
Net loss attributable to the owners of the Company	$(10,886)	$(33,009)

Basic and diluted loss per share	(0.005)	(0.001)

Weighted average number of ordinary shares used in calculating basic and diluted loss per share (in thousands)	376	11

* After giving effect to the reverse stock split on July 11, 2024 (see also Note 1.E)

The calculation of the basic and diluted loss per share for all periods presented has been adjusted retrospectively based on the new number of shares as derived from the conversion ratio.

NOTE 8 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others, include board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

1. Transactions with related parties:	June 30, 2024
Short-term salary and fees	379
Share based payments	900
Post-employment retirement benefits	39
Non-monetary benefits	21
Payments for legal services	180
Revaluation of financial liabilities at fair value	344
Payments for consultant services	566
2,429

2. Balance with related parties:		June 30, 2024	December 31, 2023
Key management	Salary and related	(257)	(219)
Shareholders	Trade payables	16	(58)
Shareholders	Derivatives	-	(476)
Joint Ventures	Other receivables	15	15
Joint Ventures	Investment in subsidiary	115	115
		(111)	(623)

NOTE 9 - SUBSEQUENT EVENTS

Since the reporting date, the following significant events have occurred:

1.	On July 15, 2024, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 under the symbol “SMX,” with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and Board of Directors on June 11, 2024. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1 per share. The par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 9 - SUBSEQUENT EVENTS (CONT.)

2.	On July 19, 2024, the Company entered into a Securities Purchase Agreement with an institutional investor, resulting in the issuance of a promissory note (the “Note”) and warrants (the “Warrant”) for gross proceeds of $747, before fees and other expenses. The Note, issued with a 35% original issue discount, has a principal amount of $1,150 and matures 12 months from the issuance date. The Investor may convert the Note into the Company’s Ordinary Shares at a conversion price based on the lower of $6.10 or 80% of the 20-day volume-weighted average price, subject to a 4.99% beneficial ownership limitation. In case of default, the outstanding principal plus accrued interest increases to 120%, and a 24.5% per annum default interest rate applies. The accompanying Warrant, exercisable for 208,524 shares at $6.23 per share, is valid for five and a half years and includes anti-dilution protections and a 4.99% ownership cap. The Company used the net proceeds for working capital and general corporate purposes and is subject to certain restrictions and covenants under the Purchase Agreement. The Company also agreed to register the resale of shares underlying the Note and Warrant under a Registration Rights Agreement.

3.	On July 10, 2024, the Company entered into a Letter of Intent (LOI) with PMB Partners, LP (“PMB”). Under the LOI, the Company restructured $1.3 million of its debt to PMB. Subsequently, the Company entered into definitive agreements reflecting the terms of the LOI. This includes issuing a $800 Convertible Promissory Note with 15% interest (20% default interest), maturing on December 31, 2024, and a $500 Promissory Note with similar terms. Additionally, PMB exchanged its shares in a subsidiary, True Gold Consortium Pty Ltd, for 29,116 Company shares. The Company also issued 51,810 shares as consideration for PMB’s waivers and releases related to the debt. The Company agreed to register all shares issued to PMB for resale.

4.	On August 30, 2024 the Company entered into transactions pursuant to a Securities Purchase Agreement and issued and sold to an institutional investor a promissory note, for gross proceeds to the Company of $194.5, before deducting fees and other offering expenses payable by the Company. The Company used the net proceeds from the sale of the note for general working capital purposes. The note is in the principal amount of $223.6, which includes an original issue discount of $29, a one-time interest charge of 10%, was applied to the principal. The maturity date of the Note is June 30, 2025. The accrued, unpaid interest and outstanding principle, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123 (2) on March 30, 2025, $30; (3) on April 30, 2025, $30; (4) on May 30, 2025, $30 and (5) on June 30, 2025, $30. Through February 26, 2025, the Company may prepay the note in full at a 2% discount. The note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the Note shall become immediately due and payable, (ii) the principal and interest balance of the Note shall be increased by 150% and (ii) the Note may be converted into ordinary shares of the Company (“Ordinary Shares”) at the sole discretion of the Investor. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the note so the Investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. The Investor shall be entitled to deduct $1.5 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion. The Company paid, as a placement agent, approximately $9 in cash fees in relation to the transactions contemplated by the Purchase Agreement.

5.	On July 21, 2024, the Company granted 6,873 RSUs to an advisor. The fair value at grant date was $6.23 per RSU. The RSU shall vest monthly in equal installment until December 20, 2024

6.	On August 24, 2024, the Company extended a previous convertible security maturity date to February 24, 2025. In addition, the investor will have the right to convert at his option all or a portion of the face value amount including OID or a maximum of $407 into ordinary shares at a conversion price under exactly the same terms of a new qualified financing for at least $1.5 million from any source. (see also note 3(2)).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 9 - SUBSEQUENT EVENTS (CONT.)

7.	On August 29, 2024, the Company amended its 2022 Incentive Equity Plan (the “Incentive Plan”), to increase the number of authorized Ordinary Shares under the Incentive Plan to 1,524,752 from 29,871 (the “Amendment”). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted an aggregate of 411,263 fully vested restricted stock units and 682,594 fully vested stock options to its executive officers and directors, and to certain consultants and advisors to the Company.

8.	On September 11, 2024, the Company entered into a private placement transaction pursuant to a Securities Purchase Agreement and a Registration Rights Agreement with certain institutional investors for aggregate gross proceeds of $5,350, before deducting fees to the placement agents and other expenses payable by the Company in connection with the Private Placement. The Company used the net proceeds from Private Placement for general corporate purposes and for working capital purposes. The offering consisted of the sale of 5,350,000 Common Units (or Pre-Funded Units), each consisting of one Ordinary Share or Pre-Funded Warrant and two (2) Series A Common Warrants, each to purchase one (1) Ordinary Share per warrant at an exercise price of $1.00, and one (1) Series B Common Warrants to purchase such number of Ordinary Shares as determined in the Series B Warrant. The public offering price per Common Unit was $1.00 (or $0.9999 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.0001 per Pre-Funded Warrant). The Pre-Funded Warrants will be immediately exercisable subject to registration and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. The initial exercise price of each Series A Common Warrant is $1.00 per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire 66 months after the initial issuance date. The number of securities issuable under the Series A Common Warrant is subject to adjustment. The initial exercise price of each Series B Common Warrant is $0.00001 per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to file on behalf the Purchasers. Of the gross proceeds, 20%, or $1,072, will be held in escrow and payable to the Purchasers under certain circumstances during the term of the Series A Common Warrants and Series B Warrants, as set forth therein. The Company agreed to pay a total cash placement fee equal to 12.0% of the gross cash proceeds received in the Private Placement. As a condition to closing, the executive officers, directors and 10% holders of Ordinary Shares of the Company executed 90-day lock-up agreements.

10)	On September 16, 2024, the Company issued 22,611 ordinary shares following the partial conversion of an outstanding convertible security dated February 24, 2024, as amended on August 24, 2024. See also note 3(2) and 9(6).

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